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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges

(in millions except ratios)

	Three Months Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
Consolidated earnings:
Net income (loss) attributable to TBS International plc	$(16.67)	$(245.3)	$(67.0)	$191.8	$98.2	$39.1
Add: Income taxes				0	0	0
Interest expense	7.6	27.5	17.1	17.2	10.4	11.6
Portion of rents representative of interest expense	1.1	3.9	2.4	2.3	2.2	4.1

Total	$(8.0)	$(213.9)	$(47.5)	$211.3	$110.8	$54.8

Fixed charges:(1)
Add: Interest expense	$7.6	$27.5	$17.1	$17.2	$10.4	$11.6
Capitalized interest	0.6	7.9	7.9	5.9	4.9	—
Portion of rents representative of interest expense	1.1	3.9	2.4	2.3	2.2	4.1

Total	$9.3	$39.3	$27.4	$25.4	$17.5	$15.7

Ratio of earnings to fixed charges	*	*	*	8.3	6.3	3.5

(1)
Included in fixed charges is one-third of rental expense which management believes is the representative portion of interest.

*
Due to our loss for the three months ended March 31, 2011, the coverage ratio was less than 1:1. With additional earnings of $17.3 million, we would have achieved a coverage ratio of 1:1.

**
Due to our losses in 2010 and 2009, the ratio coverage was less than 1:1. Net loss for 2010 includes a non-cash impairment loss of $201.7 million. Excluding the impairment loss, with additional earnings of $51.5 million and $74.9 million for the years ended December 31, 2010 and 2009, respectively, we would have achieved a coverage ratio of 1:1.

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges (in millions except ratios)